PEOPLESTRING CORPORATION
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

April 12, 2010

Via EDGAR and
Facsimile: (202) 772-9210

Stephani Bouvet, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PeopleString Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed: January 14, 2010
File No.: 333-163290
Amendment No. 2

Dear Ms. Bouvet:

We are in receipt of your letter to us dated February 3, 2010, regarding Amendment No. 1 to the Form S-1 Registration Statement we filed on January 14, 2010 (the “S-1”).  We thank you for taking the time to review the filing and providing your comments in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, hereinbelow are your comments (bolded), and our responses.

Risk Factors, page 9

General

1.           While we note your response to prior comment 3, please revise the captions in this section to describe concisely the ensuing risk to investors that results from the uncertainty or circumstances that you have identified in each risk factor.  For example, the caption: “We may need additional capital to expand our operations until we are able to generate a sustainable profit” does not highlight for investors the resulting risk that you are identifying, as it pertains to investors.  Revise throughout.

The risk factors have been revised to described concisely the ensuring risk to investors that results from the uncertainty or circumstances that we have identified in each risk factor.

We may need additional capital to expand our operations until we are able to generate a sustantable profit, page 9

2.           We note that while you do not have contractual commitments for revenues, new revenues and existing capital are expected to be sufficient to fund your operations and base plan for the next twelve months.  As discussed in prior comment 4, please clarify the minimum period of planned operations for which you expect that currently or contractually committed capital resources will be sufficient to fund your business.  Provide detailed support for your statement that new revenues are expected to be sufficient to fund your operations and base plan for the next twelve months, and if you retain a statement of that nature, provide a reasonably complete explanation of the underlying assumptions and the limitations relating to your revenue projections.  To the extent that a deficiency in capital resources is perceived, consider revising your risk factor caption to alert investors to the minimum additional capital expected to be necessary to fund the planned operations for the twelve-month period.  Please revise your corresponding disclosure made in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

The minimum period of planned operations for which we expect that currently or contractually committed capital resources will be suffered to fund the business has been clarified.  Detailed support has been provided for the statement that new revenues are expected to be sufficient to fund our operation and base plan for the next twelve months has been provided.  Corresponding disclosure has made in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

As a public company, we will incur substantial expenses, page 14

3.           Your risk factor caption and ensuing paragraph that refers to you as a “public company,” subject to the information and reporting requirements of the U.S. securities laws, fails to alert investors to the possibility that you may not become a fully reporting company.  Please revise your disclosure to clarify that if your registration statement is declared effective, you will be subject to the periodic reporting requirements pursuant to Section 15(d) of the Exchange Act, but will not be subject to other disclosure requirements such as the proxy rules, going private rules, and many tender offer provisions, and that stockholders will not have access to the short-swing reporting and profits recovery protections or information that is provided by beneficial ownership reporting requirements.

The disclosure has been revised to clarify that if the registration statement is declared effective, we will be subject to the periodic reporting requirements pursuant to Section 15(d) of the Exchange Act, but will not be subject to other disclosure requirements, such as proxy rules, going private rules and many tender offer provisions and that stockholders will not have access to the short-swing reporting and profits recovery protections or information that is provided by beneficial ownership reporting requirements.

Our business, page 23

4.           In response to prior comment 6, you state that your website is complete, but that you plan on expanding your business, and that, if you do not generate profits above the level needed to sufficiently fund both your operations for the next twelve months and expand, you will seek to raise additional capital.  Please include a narrative discussion in your Business section that addresses the expansion plans, including the amount needed to expand, and the effects, if any, that a failure to achieve the desired expansion will have on your ability to conduct operations.  In this regard, we note that you intend to raise $500,000 for data storage, server management, two new programmers, and marketing.  Similarly, please revise your corresponding disclosure made in the Plan of Operations section of Management’s Discussion and Analysis.

A narrative discussion in the Business section has been included that addresses the expansion plans, including the amount needed to expand and the effects, if any, that a failure to achieve the desired expansion will have on our ability to conduct operations.  The corresponding disclosure made in the Plan of Operations section of Management’s Discussion and Analysis has been revised.

Multi-Tiered Affiliate Program, page 23

5.           While we note your response to prior comment 13, please consider discussing the growth and changes in your user base since inception to help investors better understand the development of your business operations.  Refer to Item 101(h)(4) of Regulation S-K.  In your disclosure on page 25, you state that management considers the number of first time and repeat users of your social network, in assessing your results of operations.  Tell us what consideration you have given to including disclosure of this nature in your Business section.

The growth and changes in the user base since inception have been disclosed to help investors better understand the development of our business operations.

Email Accounts and Shared Services Agreement, page 24

6.           While we note your response to prior comment 11, please identify in your disclosure each common service that is shared between you and BigString Corporation, quantify how costs are shared, and discuss the payment terms of the license.  In this regard, we note on page 27 that your office space is leased by BigString under your shared services agreement and that, according to your Notes to the Financial Statements, you incurred expenses in the amount of $15,595 from inception through June 30, 2009 and $117,576 from inception through September 30, 2009.  Further, we note that your verbal license agreement with BigString renews annually and is subject to adjustment periodically.  Please clarify the termination provisions of this agreement, by discussing whether you and/or BigString are allowed to terminate this agreement at will.

 The business description has been updated to include identification of each common service, quantification how costs are shared and a discussion on payment terms. We have also clarified the termination provisions of this agreement.

7.           We note your response to prior comment 12 that your messaging technology and shared common services with BigString are “non-material” to your business.  Please provide us with your analysis that supports a determination that the technology and services are not material.  Include in your discussion, any considerations given to whether an interruption in your current source for messaging technology and/or other shared common services pose a risk of a material impact on your business and whether corresponding risk factor disclosure should be included.  We note that your shared services agreement with BigString is a verbal agreement.  Tell us what consideration you have given to including a risk factor alerting investors to the fact that this verbal agreement, which conveys technology used in your business, may not be enforceable and may raise performance or administrative concerns.

PeopleString has put in place its own processes for certain services, such as credit card processing and payroll processing, and no longer uses BigString’s processes. The ongoing shared services are expected to be less than 10% of PeopleString total expenses for the three months ending December 31, 2009, and are immaterial. Furthermore, PeopleString could continue to replace the existing shared services, such as insurance, hosting and email for a similar price, and the fact that PeopleString receives services from BigString versus another vendor is immaterial.

PeopleString has evaluated alternative email service, and could develop an alternative service within two days. PeopleString would lease a mail server from a collocation facility for approximately $200 per month and use open source software. The new messaging service would not have BigString’s recallable and erasable features, but these features are not deemed significant to PeopleString’s users.

While an interruption in licensing would be an inconvenience, it would not pose a risk of material impact on our business. The shared services would also not pose a risk of material impact on our business. A risk factor was not identified for these reasons.

While the agreement with BigString may not be not be enforceable, PeopleString believes that it does not raise performance or administrative concerns because PeopleString could replace the shared services for a similar cost and could replace the licensing solution for a lower cost, sans the recallable and erasable features, but these features are not deemed significant to PeopleString’s users.

Management’s Discussion of Financial Condition or Plan of Operation, page 25

General

8.           While we note your response to prior comment 17, we re-issue the comment as you have not addressed whether your financial condition and results of operations are significantly affected, both historically and prospectively, by your arrangement with BigString pursuant to your shared services agreement.  Please quantify and address any licensing fees, revenues shared, and any other payments made to BigString pursuant to your shared services agreement.

The licensing fees, revenues shared and any other payments made to BigString has been quantified and addressed.

Overview, page 25

9.           We note that in response to prior comment 15, you have identified certain criteria, such as the number of first time and repeat users of your site, which management reviews to measure your financial performance.  Please consider discussing how these factors impacted your financial condition and operating results.  In this regard, we note that it is critical for you to attract and retain new users to grow your business.  Further, we note from your risk factor on page 10 that your ultimate success will depend on generating revenues from advertisement placements on your website and the sale of services through your website.  Consider addressing the revenues generated from advertisement placements and the sales of services through your website to help investors better understand your financial condition and operating results.

While we previously addressed revenues generated from advertisement placements and the sales of services in the Results of Operations section, we added additional information on criteria we measure and the relation to revenues. We demonstrated the relation of user activity to affiliate and advertising revenues and the relation of premium user signups to online services revenue.

Results of Operations, page 26

10.           We note that in response to prior comment 16, you have quantified the portion of revenues contributed from each respective revenue stream.  We also note that your on-line services revenues increased from $72,800 at the end of June 30, 2009 to $300,429 in the three months ended September 30, 2009.  Please consider expanding your narrative discussion to include qualitative and quantitative factors that impacted your results of operations, such as the change in number of active users, first time users and repeat users, and the number of referrals made by each of your users, to help investors better understand your results of operations.

The narrative discussion has been expanded to include qualitative and quantitative factors that impacted our results of operations, such as the change in number of active users, first time users and repeat users, and the number of referrals made by each of our users, to help investors better understand our results of operations.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

11.           We note that Wiener Goodman and Company filed a request on January 6, 2010 to withdraw its PCAOB registration.  If you have changed your independent accounting firm, please provide the disclosures required by Item 304 of Regulation S-K.  If you have not changed your accountants, please advise us as to any discussions you have had internally and with Wiener Goodman and Company regarding its pending withdrawal request.

A meeting of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of PeopleString Corporation (the “Company”) was held at 3:00 p.m. on Monday, December 7, 2009 (the “Meeting”).  The following members of the Audit Committee participated in the Meeting: Robert S. DeMeulemeester, Adam M. Kotkin.

On October 1, 2009, Wiener Goodman & Company, P.C. (“Wiener Goodman”), an independent registered public accounting firm, combined with Madsen & Associates CPA’s, Inc. (“Madsen”) in a transaction pursuant to which Wiener Goodman combined a portion of its operations with Madsen and certain of the professional staff and partners of Wiener Goodman joined Madsen either as employees or partners of Madsen.  As a result of this transaction, Wiener Goodman resigned as the independent auditors of the Company, effective December 7, 2009.

The Committee engaged Madsen as the Company’s independent registered public accounting firm on December 7, 2009. The Committee also engaged Madsen to perform the Company’s annual audit for the period ending December 31, 2009.

Security Ownership of Certain Beneficial Owners and Management, page 31

12.           Please revise the table on page 31, to include the shares held of record by BigString in the total shares beneficially owned by the named executives of the registrant who share beneficial ownership over those securities.  Compute the percentage ownership for each such officer accordingly.  Provide a footnote that is consistent with Instruction 5 to Item 403 of Regulation S-K.

The table on page 31 has been revised to include the shares held of record by BigString in the total shares beneficially owned by the named executives of the registrant who share beneficial ownership over those securities.  The percentage of ownership for each such officer has been computed accordingly.  A footnote that is consistent with Instruction 5 to Item 403 of Regulation S-K has been provided.

Certain Relationships and Related Transactions, page 32

13.           With respect to prior comment 20, revise to include a materially complete discussion of the material terms of your shared services agreement, as required by Item 404 of Regulation S-K or tell us why you think that disclosure is not required.  Refer to Item 404(d) which requires disclosure of transactions with related persons if the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years, a threshold that the transactions under this arrangement appear to exceed.

A materially complete discussion of the material terms of our shared services agreement, as required by Item 404 of Regulation S-K has been included.

Reports to Stockholders, page 33

14.           Your assertion that you will only be required to file annual and quarterly reports for a period of twelve months does not conform to the requirements imposed on registrants subject to Section 15(d) of the Exchange Act.  Please see prior comment 21 and revise accordingly.

The language has been revised.

15.           The prospectus text is qualified in its entirety by reference to information that is not included in the prospectus.  By qualifying these statements in their entirety, you appear to suggest that the prospectus text may not satisfy the disclosure standards specified in Rule 408.  Please narrow the disclaimer accordingly.

The disclaimer has been narrowed.

Item 15. Recent Sales of Unregistered Securities, page 61

16.           Please revise your footnote disclosure to clarify the estimated total value of shares issued to Bruce Van Heel, in lieu of sales and marketing services, and Barbara R. Mittman, in lieu of legal fees, as well as the price issued per share.

The footnote disclosure has been revised to clarify the estimated total value of shares issued to Bruce Van Heel, in lieu of sales and marketing services, and Barbara R. Mittman, in lieu of legal fees, as well as the price issued per share.

17.           With respect to certain recent sales of unregistered securities, you relied upon Rule 506 of Regulation D, and received approximately $515,600 from these transactions.  Please tell us whether corresponding Form D’s have been filed for each transaction, and provide the applicable dates.  In this regard, we note that a Form D was filed November 23, 2009 for a total offering in amount of $175,000.  Although you also earlier filed a Form D in paper form, all of the transactions that you indicate were in conformity with Regulation D occurred after the electronic filing of Form D was required.

Please note that Form D was filed by PeopleString on June 19, 2009. The date of November 23, 2009 was the date PeopleString filed this original registration statement. The electronic file Form D had a total offering amount marked indefinite and total remaining to be sold marked indefinite.  An electronic filing of the Form D has been made.

Signatures, page 63

18.           Please revise to identify the person signing as your controller or principal accounting officer.  Refer to Instruction (1) to Form S-1.

The signature has been revised to identify the person signing as the principal accounting officer.

Thank you very much for providing your comments.  Please feel free to contact either me or Barbara R. Mittman, Esq., with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

PEOPLESTRING CORPORATION

By:	/s/ Darin M. Myman
Darin M. Myman
President